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                                                                     EXHIBIT 2.2

                              THE DOCUMENT COMPANY
                                     XEROX


December 2, 1998


Visioneer, Inc.
34800 Campus Dr.
Fremont, CA 94555


          Re: Agreement and Plan of Merger between ScanSoft, Inc. and
              Visioneer, Inc.

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof between ScanSoft, Inc., a Delaware corporation ("ScanSoft"), and Visioneer, Inc., a Delaware corporation ("Visioneer"). Capitalized terms used in this letter agreement (this "Agreement") and not defined in this Agreement shall have the meaning assigned to them in the Merger Agreement. Pursuant to this Agreement, Xerox Corporation, a New York corporation ("Xerox"), and Visioneer, agreeing to be bound, agree as follows:

1. Xerox agrees to cause ScanSoft to use commercially reasonable efforts to effectuate the transactions contemplated by the Merger Agreement and to fulfill and cause to be fulfilled ScanSoft's obligations under the Merger Agreement and the conditions to closing under the Merger Agreement.

2. Xerox agrees to be bound by and to use commercially reasonable efforts to effectuate the provisions of Section 6.3 of the Merger Agreement, to the extent Section 6.3 shall impose obligations upon Xerox.

3. Xerox agrees to be bound by and to use commercially reasonable efforts to effectuate the provisions of Section 6.12 of the Merger Agreement, to the extent Section 6.12 shall impose obligations upon Xerox.

4. Xerox hereby agrees to be bound by and to use commercially reasonable efforts to effectuate the provisions of Section 6.6 of the Merger Agreement.

5. Xerox agrees that during the period commencing on the Effective Time and ending on the second anniversary of the Effective Time, Xerox's percentage ownership of Visioneer's Common Stock will not exceed 49.5%.



Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
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Visioneer, Inc.
December 2, 1998
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6.  In accordance with Section 6.18 of the Merger Agreement, Xerox agrees to cancel, as of the Effective Date, the Tax Agreement by and between Xerox and ScanSoft.

7. This Agreement is being executed and delivered by each of Xerox and Visioneer concurrently with the execution and delivery of the Merger Agreement.

8. Xerox represents and warrants to Visioneer, and Visioneer represents and warrants to Xerox, that this Agreement has been duly executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

If you are in agreement with the foregoing, please execute this Agreement in the space provided below, whereupon this Agreement shall become binding on you and us.

                                        Very truly yours,

                                        XEROX CORPORATION



                                        By: /s/ PAUL RICCI
                                            ------------------------------------
                                        Paul Ricci
                                        Vice President

Agreed and accepted as of the date
first above written:

VISIONEER, INC.


By: /s/ LARRY SMART
    ---------------------------------
Larry Smart
President and Chief Executive Officer





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